Exhibit 99.1

Würth Elektronik and Valens Semiconductor Introduce a Connectivity Solution for Medical Imaging in Unprecedented Resolution

The joint offering provides safe, cost-effective, uncompressed, high-bandwidth video connectivity and camera imaging extension

Waldenburg (Germany), Hod Hasharon (Israel), 2 June 2022— Würth Elektronik, a leading manufacturer of electronic and electromechanical components, and Valens Semiconductor (NYSE:VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that they have introduced to market a joint solution to enable medical image diagnosis and procedures with unprecedented video resolution. The offering encompasses secure, cost-effective, uncompressed, high-bandwidth video connectivity and advances camera imaging. The joint reference design is currently under evaluation by leading medical imaging device manufacturers.

Medical imaging devices, such as MRIs, CTs, robotic surgery and endoscopy solutions, require high-bandwidth uncompressed video connectivity. Würth Elektronik and Valens Semiconductor have developed a solution that enables uncompressed 4K60@4:4:4 video transmission over copper cable while complying with the strict medical isolation specifications.

Core components of the reference design (EVS3-EVK2-KT-3000-MD) are the Valens Stello VS3000 chipset, compliant with the latest generation of the HDBaseT standard Spec 3.0, and the WE-LAN HDBaseT transformer from Würth Elektronik (749054010). This ensures galvanic isolation and compliance with the IEC 60601 standard for safe electrical equipment in the medical environment.

"Valens Semiconductor has long been a market leader in the audio-video industry and our technologies are making inroads into adjacent markets such as medical imaging," said Gabi Shriki, SVP and Head of Audio-Video at Valens Semiconductor. "This collaboration is testament to Würth Elektronik’s continued leadership in the market and underpins their role in the HDBaseT ecosystem. Medical imaging is an expanding market. Our joint offering enables better and safer healthcare for patients around the world."

"Würth Elektronik has the only solution that can isolate a connection with such high bandwidth," says Alexander Gerfer, Chief Technology Officer at Würth Elektronik. "There is strong demand for higher image quality in the medical segment. The combination of our transformers and Valens Semiconductor's world-class chipsets covers this demand. We’re a market leader and pioneer in technological innovation, so we are confident that manufacturers will use this solution."

Available images

The following images can be downloaded from the Internet in printable quality:

https://kk.htcm.de/press-releases/wuerth/

Image source: Valens Semiconductor, Würth Elektronik Collaborative work between Würth Elektronik and Valens Semiconductor: The EVS3-EVK2-KT-3000-MD reference design for medical imaging devices.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Automotive and Audio-Video industries. Valens’ HDBaseT technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity.

For more information: www.valens.com

About the Würth Elektronik eiSos Group

Würth Elektronik eiSos Group is a manufacturer of electronic and electromechanical components for the electronics industry and a technology company that spearheads pioneering electronic solutions. Würth Elektronik eiSos is one of the largest European manufacturers of passive components and is active in 50 countries. Production sites in Europe, Asia and North America supply a growing number of customers worldwide.

The product range includes EMC components, inductors, transformers, RF components, varistors, capacitors, resistors, quartz crystals, oscillators, power modules, Wireless Power Transfer, LEDs, sensors, connectors, power supply elements, switches, push-buttons, connection technology, fuse holders and solutions for wireless data transmission.

The unrivaled service orientation of the company is characterized by the availability of all catalog components from stock without minimum order quantity, free samples and extensive support through technical sales staff and selection tools.

Würth Elektronik is part of the Würth Group, the world market leader for assembly and fastening technology. The company employs 8,000 staff and generated sales of 1.09 Billion Euro in 2021.

Würth Elektronik: more than you expect!

Further information at www.we-online.com

Forward-Looking Statements

Valens may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Further information: Würth Elektronik eiSos GmbH & Co. KG Sarah Hurst Max-Eyth-Strasse 1 74638 Waldenburg Germany Phone: +49 7942 945-5186 E-mail: sarah.hurst@we-online.de www.we-online.com	Press contact: HighTech communications GmbH Brigitte Basilio Brunhamstrasse 21 81249 Munich Germany Phone: +49 89 500778-20 Telefax: +49 89 500778-77 E-mail: b.basilio@htcm.de www.htcm.de

Valens Investor Contacts:

Valens Semiconductor Ltd.
Daphna Golden
Vice President Investor Relations
E-mail: investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

Valens Press Contact: Valens Semiconductor Ltd. Yoni Dayan Head of Communications E-mail: Yoni.dayan@valens.com